SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 30, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

INTERIM REPORT

April 30, 2015

Interim Report for Q1 2015

Strong year-on-year sales growth; Weak Nokia Networks profitability compensated by good performance in Nokia Technologies and HERE

Nokia Corporation

Interim Report

April 30, 2015 at 08:00 (CET +1)

This is a summary of the Nokia Corporation interim report for first quarter 2015 published today. The complete first quarter 2015 interim report with tables is available at http://company.nokia.com/en/financials. Investors should not rely on summaries of our interim reports only, but should review the complete interim reports with tables.

FINANCIAL HIGHLIGHTS

•                  Net sales in Q1 2015 of EUR 3.2 billion (EUR 2.7 billion in Q1 2014), up 20% year-on-year

•                  Non-IFRS diluted EPS in Q1 2015 of EUR 0.05 (EUR 0.04 in Q1 2014), an increase of 25% year-on-year; reported diluted EPS in Q1 2015 of EUR 0.05 (EUR 0.03 in Q1 2014), up 67% year-on-year

Nokia Networks

•                  15% year-on-year net sales growth driven by growth in four out of our six regions, with non-IFRS operating margin declining to 3.2% from 9.3%

•                  21% year-on-year growth in Global Services net sales, primarily driven by strong growth in the network implementation business line. 10% year-on-year growth in Mobile Broadband net sales, primarily driven by overall radio technologies, particularly LTE

•                  61% year-on-year decline in non-IFRS operating profit primarily driven by lower software sales, lower non-IFRS gross profit in the systems integration business line, the short-term impact of strategic entry deals, higher non-IFRS operating expenses due to foreign exchange impacts and increased investments in LTE, 5G and cloud core, and more challenging market conditions

HERE

•                  25% year-on-year growth in net sales, with 29% year-on-year increase in sales of new vehicle licenses for embedded navigation systems

•                  90% year-on-year growth in non-IFRS operating profit, with non-IFRS operating margin expanding to 7.3% from 4.8%

Nokia Technologies

•                  103% year-on-year growth in net sales and 124% growth in non-IFRS operating profit, primarily due to non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divested in the first quarter 2015. In addition, net sales and non-IFRS operating profit benefitted from higher intellectual property licensing income from existing licensees

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	Reported first quarter 2015 results(1)
EUR million	Q1’15	Q1’14	YoY change		Q4’14	QoQ change
Net sales — constant currency			11%			(21)%
Net sales	3 196	2 664	20%		3 802	(16)%
Nokia Networks	2 673	2 328	15%		3 365	(21)%
HERE	261	209	25%		292	(11)%
Nokia Technologies	266	131	103%		149	79%
Gross margin % (non-IFRS)	42.5%	45.6%	(310	)bps	43.5%	(100	)bps
Operating profit (non-IFRS)	265	305	(13)%		524	(49)%
Nokia Networks	85	216	(61)%		470	(82)%
HERE	19	10	90%		20	(5)%
Nokia Technologies	193	86	124%		77	151%
Group Common Functions	(32)	(8)			(43)
Operating margin % (non-IFRS)	8.3%	11.4%	(310	)bps	13.8%	(550	)bps
Profit (non-IFRS)	200	172	16%		356	(44)%
Profit	181	110	65%		327	(45)%
EPS, EUR diluted (non-IFRS)	0.05	0.04	25%		0.09	(44)%
EPS, EUR diluted	0.05	0.03	67%		0.08	(38)%

(1) Results are as reported unless otherwise specified. The results information in this report is unaudited. Please see “Notes to financial statements — Basis of preparation” in our complete Q1 2015 interim report for more information. Non-IFRS results exclude transaction and other related costs resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For a detailed discussion, please see the year to date discussion and the non-IFRS to reported reconciliation note to the financial statements in our complete Q1 2015 interim report. A reconciliation of our Q4 2014 non-IFRS results to our reported results can be found in our complete Q4 2014 interim report with tables on pages 20-25 published on January 29, 2015. A reconciliation of our Q3 2014 non-IFRS results to our reported results can be found in our complete Q3 2014 interim report with tables on pages 22-27 published on October 23, 2014. A reconciliation of our Q2 2014 non-IFRS results to our reported results can be found in our complete Q2 2014 interim report with tables on pages 22-27 published on July 24, 2014.

Subsequent events

After the end of the first quarter 2015, Nokia announced it had entered into a memorandum of understanding regarding a combination with Alcatel-Lucent, and that it had initiated a strategic review process related to HERE. Additionally, there were positive developments in Nokia’s venture fund investments after the end of the first quarter. Please refer to page 5 in Nokia’s complete Q1 2015 interim report for additional information related to these events.

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CEO statement

Nokia delivered a 20% increase in net sales and 25% increase in earnings per share in the first quarter.  Underlying these results was excellent performance from HERE and Nokia Technologies, while good growth at Nokia Networks was offset by unsatisfactory profitability.

I remain confident that our lean operating model, ongoing focus on cost management, and the current strength of our portfolio will enable us to meet our 2015 goals for Nokia Networks. The business delivered healthy year-on-year growth even after adjusting for currency fluctuations, although a number of factors in the quarter had a negative impact on profitability. We expect some of these negative factors to ease, particularly in the second half of 2015.

HERE’s excellent momentum in the automotive sector continued, helping the business deliver 25% year-on-year growth and improved profitability. As we proceed with the strategic review that we announced on April 15, we are considering our options in order to determine what is best for Nokia shareholders and best for HERE. I am very pleased with HERE’s performance and firmly believe that it will have a bright future, either with Nokia or with new ownership.

Nokia Technologies also had a strong quarter with year on year sales up more than 100% and operating margin up sharply both year-on-year and sequentially. The business benefitted in the quarter from some non-recurring effects and revenue share from previously divested intellectual property rights. I am more confident than ever that licensing activities are tracking well and that there is a robust pipeline of potential new licensees. In addition, I believe that we are focusing on the right innovation opportunities and that the necessary cost discipline is in place.

Shortly after the end of the quarter, we announced a landmark deal with Alcatel-Lucent. The strategic logic of this proposed transaction is strong and we believe that it will provide long term benefits to shareholders of both Nokia and Alcatel-Lucent. We are moving fast on the necessary integration planning, and have already established a structure designed to minimize disruption to our ongoing business. We will bring the same operational discipline to our integration activities that we have successfully applied to the earlier transformation at Nokia Networks.

Rajeev Suri
President and CEO of Nokia

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Nokia in Q1 2015

The following discussion is of Nokia Group’s reported results for the first quarter 2015 which comprise the results of Nokia’s three businesses — Nokia Networks, HERE and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the first quarter 2014 and fourth quarter 2014 results, unless otherwise indicated.

Financial discussion

Net sales

Nokia’s net sales increased 20% year-on-year and declined 16% sequentially. At constant currency, Nokia’s net sales would have increased 11% year-on-year and declined 21% sequentially.

Year-on-year discussion

The year-on-year increase in Nokia’s net sales in the first quarter 2015 was primarily due to higher net sales in Nokia Networks, Nokia Technologies and, to a lesser extent, in HERE.

Sequential discussion

The sequential decline in Nokia’s net sales in the first quarter 2015 was primarily due to seasonally lower net sales in Nokia Networks and, to a lesser extent, in HERE. This was partially offset by higher net sales in Nokia Technologies.

Non-IFRS Operating profit

Year-on-year discussion

Nokia’s non-IFRS operating profit declined 13% year-on-year in the first quarter 2015, primarily due to a decline in non-IFRS operating profit in Nokia Networks, partially offset by increases in non-IFRS operating profit in Nokia Technologies and, to a lesser extent, in HERE.

Nokia’s non-IFRS other income and expenses was an expense of EUR 19 million in the first quarter 2015, compared to an income of EUR 11 million in the first quarter 2014. On a year-on-year basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to lower other income in Group Common Functions and higher foreign exchange hedging related losses.

Sequential discussion

Nokia’s non-IFRS operating profit declined 49% sequentially in the first quarter 2015, primarily due to a decline in non-IFRS operating profit in Nokia Networks, partially offset by an increase in non-IFRS operating profit in Nokia Technologies.

Nokia’s non-IFRS other income and expenses was an expense of EUR 19 million in the first quarter 2015, compared to an expense of EUR 2 million in the fourth quarter 2014. On a sequential basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to foreign exchange hedging related losses.

Non-IFRS Profit

The share of results of associated companies in the first quarter 2015 includes an approximately EUR 25 million out of period adjustment. Nokia has historically accounted for the results of the associated company in

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arrears as the results have not been material. Due to an increase in the entity’s earnings, the amounts reflected in the first quarter 2015 should have been recorded in the fourth quarter 2014.

Year-on-year discussion

Nokia’s non-IFRS profit increased 16% on a year-on-year basis in the first quarter 2015, primarily due to lower non-IFRS financial expenses and the approximately EUR 25 million out of period adjustment mentioned above, partially offset by lower non-IFRS operating profit and, to a lesser extent, higher non-IFRS tax expenses. In the first quarter 2015 Nokia’s non-IFRS tax expense was based on an effective tax rate of approximately 25%, and this resulted in a higher non-IFRS tax expense than in the first quarter 2014. However, the tax expenses in the first quarter of 2014 and 2015 are not directly comparable due to the fact that Nokia’s deferred tax assets in Finland and Germany were subject to valuation allowances until the third quarter of 2014.

Sequential discussion

Sequentially, Nokia’s non-IFRS profit declined 44% in the first quarter 2015, primarily due to a decline in non-IFRS operating profit, partially offset by lower non-IFRS tax expenses, the approximately EUR 25 million out of period adjustment mentioned above and lower non-IFRS financial expenses.

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OUTLOOK

	Metric	Guidance	Commentary
Nokia Networks	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	Around the midpoint of the long-term range of 8% - 11% for the full year (update)

Based on factors including competitive industry dynamics, product and regional mix, the timing of major network deployments, and expected continued operational improvement.

This is an update to the earlier non-IFRS operating margin outlook to be in line with the long-term range of 8%-11% for the full year.

HERE	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	9% - 12% (update)

Based on factors including leading market position, positive industry trends and improved focus on cost efficiency.

This is an update to the earlier non-IFRS operating margin outlook to be between 7%-12% for the full year.

Nokia Technologies	FY15 Net sales	Increase YoY	Excludes potential amounts related to the expected
	FY15 Non-IFRS op. expense	Approx. in line with Q4’14 level

resolution of our arbitration with Samsung. Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities.

Nokia	FY15 Capital expenditure	Approx. EUR 250 million (update)	Primarily attributable to Nokia Networks This is an update to the earlier outlook of approximately EUR 200 million for the full year.
	FY15 Financial income and expense	Expense of approx. EUR 160 million	Subject to changes in foreign exchange rates and interest-bearing liabilities.
	FY15 Group Common Functions non-IFRS op. expense	Approx. EUR 120 million
	Estimated long-term effective tax rate	Approx. 25%
	Annual cash tax obligation	Approx. EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of licence income subject to withholding tax.

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RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits; B) satisfaction of conditions precedent including closing conditions related to the Proposed transaction in a timely manner, or at all, including obtaining required regulatory approvals, the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies, including the review of strategic options for our HERE business; D) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business and operations of the Combined company; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; J) expectations and targets regarding collaboration and partnering arrangements, including the expected customer reach of the Combined company; K) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; L) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; and M) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses: Nokia Networks, HERE and Nokia Technologies. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Proposed transaction, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed combination or the announcement of the Proposed transaction for instance due to the loss of customers, loss of key executives or employees or reduced focus on day to day operations and business; 3) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 4) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 5) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 6) our exposure to regulatory, political or other developments in various countries or regions; 7) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) our ability to protect our

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intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights, as well as increased licensing costs and restrictions on our ability to use certain technologies; 9) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Prosed transaction; 11) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the Proposed transaction to obtaining or maintaining the contractual relationships; 12) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 13) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 14) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 15) our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 16) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness 17) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating; 18) Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments; 19) Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 20) Nokia Networks’ dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 21) Nokia Networks’ ability to manage our manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 22) Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting our customers’ needs; 23) adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers; 24) adverse developments resulting from or in connection to the review of strategic options for our HERE business, including those related to a potential divestment of the HERE business; 25) the intense competition HERE faces and its ability to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently; 26) HERE’s dependence on the overall automotive market developments and customer business conditions; 27) HERE’s dependence, especially with respect to sales to the automotive industry, on a limited number of customers and large multi-year agreements; 28) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 29) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015; 30) Nokia Technologies’ dependence on adequate regulatory protection for patented or other propriety technologies; and 31) Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation; 32) and the impact on the Combined company (after giving effect to the Proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia management, Espoo — April 29, 2015

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Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900, email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080

•                  Nokia’s Annual General Meeting 2015 is scheduled to be held on May 5, 2015.

•                  Nokia plans to publish its second quarter 2015 results on July 30, 2015.

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Interim Report for Q1 2015

Strong year-on-year sales growth; Weak Nokia Networks profitability compensated by good performance in Nokia Technologies and HERE.

Financial highlights

•	Net sales in Q1 2015 of EUR 3.2 billion (EUR 2.7 billion in Q1 2014), up 20% year-on-year

•	Non-IFRS diluted EPS in Q1 2015 of EUR 0.05 (EUR 0.04 in Q1 2014), an increase of 25% year-on-year; reported diluted EPS in Q1 2015 of EUR 0.05 (EUR 0.03 in Q1 2014), up 67% year-on-year

Nokia Networks

•	15% year-on-year net sales growth driven by growth in four out of our six regions, with non-IFRS operating margin declining to 3.2% from 9.3%

•

21% year-on-year growth in Global Services net sales, primarily driven by strong growth in the network implementation business line. 10% year-on-year growth in Mobile Broadband net sales, primarily driven by overall radio technologies, particularly LTE

•

61% year-on-year decline in non-IFRS operating profit primarily driven by lower software sales, lower non-IFRS gross profit in the systems integration business line, the short-term impact of strategic entry deals, higher non-IFRS operating expenses due to foreign exchange impacts and increased investments in LTE, 5G and cloud core, and more challenging market conditions

HERE

•	25% year-on-year growth in net sales, with 29% year-on-year increase in sales of new vehicle licenses for embedded navigation systems

•	90% year-on-year growth in non-IFRS operating profit, with non-IFRS operating margin expanding to 7.3% from 4.8%

Nokia Technologies

•

103% year-on-year growth in net sales and 124% growth in non-IFRS operating profit, primarily due to non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divested in the first quarter 2015. In addition, net sales and non-IFRS operating profit benefitted from higher intellectual property licensing income from existing licensees

	Reported first quarter 2015 results(1)
EUR million	Q1’15	Q1’14	YoY change		Q4’14	QoQ change
Net sales — constant currency			11%			(21)%
Net sales	3 196	2 664	20%		3 802	(16)%
Nokia Networks	2 673	2 328	15%		3 365	(21)%
HERE	261	209	25%		292	(11)%
Nokia Technologies	266	131	103%		149	79%
Gross margin % (non-IFRS)	42.5%	45.6%	(310	)bps	43.5%	(100	)bps
Operating profit (non-IFRS)	265	305	(13)%		524	(49)%
Nokia Networks	85	216	(61)%		470	(82)%
HERE	19	10	90%		20	(5)%
Nokia Technologies	193	86	124%		77	151%
Group Common Functions	(32)	(8)			(43)
Operating margin % (non-IFRS)	8.3%	11.4%	(310	)bps	13.8%	(550	)bps
Profit (non-IFRS)	200	172	16%		356	(44)%
Profit	181	110	65%		327	(45)%
EPS, EUR diluted (non-IFRS)	0.05	0.04	25%		0.09	(44)%
EPS, EUR diluted	0.05	0.03	67%		0.08	(38)%

(1) Results are as reported unless otherwise specified. The results information in this report is unaudited. Please see “Notes to financial statements — Basis of preparation” for more information. Non-IFRS results exclude transaction and other related costs resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring related costs, and certain other items that may not be indicative of Nokia’s underlying business performance. For a detailed discussion, please see the year to date discussion and the non-IFRS to reported reconciliation note to the financial statements. A reconciliation of our Q4 2014 non-IFRS results to our reported results can be found in our complete Q4 2014 interim report with tables on pages 20-25 published on January 29, 2015. A reconciliation of our Q3 2014 non-IFRS results to our reported results can be found in our complete Q3 2014 interim report with tables on pages 22-27 published on October 23, 2014. A reconciliation of our Q2 2014 non-IFRS results to our reported results can be found in our complete Q2 2014 interim report with tables on pages 22-27 published on July 24, 2014.

Subsequent events

After the end of the first quarter 2015, Nokia announced it had entered into a memorandum of understanding regarding a combination with Alcatel-Lucent, and that it had initiated a strategic review process related to HERE. Additionally, there were positive developments in Nokia’s venture fund investments after the end of the first quarter. Please refer to page 5 for additional information related to these events.

CEO statement

Nokia delivered a 20% increase in net sales and 25% increase in earnings per share in the first quarter.  Underlying these results was excellent performance from HERE and Nokia Technologies, while good growth at Nokia Networks was offset by unsatisfactory profitability.

I remain confident that our lean operating model, ongoing focus on cost management, and the current strength of our portfolio will enable us to meet our 2015 goals for Nokia Networks. The business delivered healthy year-on-year growth even after adjusting for currency fluctuations, although a number of factors in the quarter had a negative impact on profitability. We expect some of these negative factors to ease, particularly in the second half of 2015.

HERE’s excellent momentum in the automotive sector continued, helping the business deliver 25% year-on-year growth and improved profitability. As we proceed with the strategic review that we announced on April 15, we are considering our options in order to determine what is best for Nokia shareholders and best for HERE. I am very pleased with HERE’s performance and firmly believe that it will have a bright future, either with Nokia or with new ownership.

Nokia Technologies also had a strong quarter with year-on-year sales up more than 100% and operating margin up sharply both year on year and sequentially. The business benefitted in the quarter from some non-recurring effects and revenue share from previously divested intellectual property rights. I am more confident than ever that licensing activities are tracking well and that there is a robust pipeline of potential new licensees. In addition, I believe that we are focusing on the right innovation opportunities and that the necessary cost discipline is in place.

Shortly after the end of the quarter, we announced a landmark deal with Alcatel-Lucent. The strategic logic of this proposed transaction is strong and we believe that it will provide long term benefits to shareholders of both Nokia and Alcatel-Lucent. We are moving fast on the necessary integration planning, and have already established a structure designed to minimize disruption to our ongoing business. We will bring the same operational discipline to our integration activities that we have successfully applied to the earlier transformation at Nokia Networks.

Rajeev Suri

President and CEO of Nokia

Nokia in Q1 2015

The following discussion is of Nokia Group’s reported results for the first quarter 2015 which comprise the results of Nokia’s three businesses — Nokia Networks, HERE and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the first quarter 2014 and fourth quarter 2014 results, unless otherwise indicated.

Financial discussion

Net sales

Nokia’s net sales increased 20% year-on-year and declined 16% sequentially. At constant currency, Nokia’s net sales would have increased 11% year-on-year and declined 21% sequentially.

Year-on-year discussion

The year-on-year increase in Nokia’s net sales in the first quarter 2015 was primarily due to higher net sales in Nokia Networks, Nokia Technologies and, to a lesser extent, in HERE.

Sequential discussion

The sequential decline in Nokia’s net sales in the first quarter 2015 was primarily due to seasonally lower net sales in Nokia Networks and, to a lesser extent, in HERE. This was partially offset by higher net sales in Nokia Technologies.

Non-IFRS Operating profit

Year-on-year discussion

Nokia’s non-IFRS operating profit declined 13% year-on-year in the first quarter 2015, primarily due to a decline in non-IFRS operating profit in Nokia Networks, partially offset by increases in non-IFRS operating profit in Nokia Technologies and, to a lesser extent, in HERE.

Nokia’s non-IFRS other income and expenses was an expense of EUR 19 million in the first quarter 2015, compared to an income of EUR 11 million in the first quarter 2014. On a year-on-year basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to lower other income in Group Common Functions and higher foreign exchange hedging related losses.

Sequential discussion

Nokia’s non-IFRS operating profit declined 49% sequentially in the first quarter 2015, primarily due to a decline in non-IFRS operating profit in Nokia Networks, partially offset by an increase in non-IFRS operating profit in Nokia Technologies.

Nokia’s non-IFRS other income and expenses was an expense of EUR 19 million in the first quarter 2015, compared to an expense of EUR 2 million in the fourth quarter 2014. On a sequential basis, the change in Nokia’s non-IFRS other income and expenses was primarily due to foreign exchange hedging related losses.

Non-IFRS Profit

The share of results of associated companies in the first quarter 2015 includes an approximately EUR 25 million out of period adjustment. Nokia has historically accounted for the results of the associated company in arrears as the results have not been material. Due to an increase in the entity’s earnings, the amounts reflected in the first quarter 2015 should have been recorded in the fourth quarter 2014.

Year-on-year discussion

Nokia’s non-IFRS profit increased 16% on a year-on-year basis in the first quarter 2015, primarily due to lower non-IFRS financial expenses and the approximately EUR 25 million out of period adjustment mentioned above, partially offset by lower non-IFRS operating profit and, to a lesser extent, higher non-IFRS tax expenses. In the first quarter 2015 Nokia’s non-IFRS tax expense was based on an effective tax rate of approximately 25%, and this resulted in a higher non-IFRS tax expense than in the first quarter 2014. However, the tax expenses in the first quarter of 2014 and 2015 are not directly comparable due to the fact that Nokia’s deferred tax assets in Finland and Germany were subject to valuation allowances until the third quarter of 2014.

Sequential discussion

Sequentially, Nokia’s non-IFRS profit declined 44% in the first quarter 2015, primarily due to a decline in non-IFRS operating profit, partially offset by lower non-IFRS tax expenses, the approximately EUR 25 million out of period adjustment mentioned above and lower non-IFRS financial expenses.

Subsequent events

Nokia and Alcatel-Lucent to combine to create an innovation leader in next generation technology and services for an IP connected world

On April 15, 2015, Nokia and Alcatel-Lucent announced their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share.

The combined company announced to target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019. The operating cost synergies are expected to create a long-term structural cost advantage. The combined company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis in 2017. These targets all assume closing of the transaction in the first half of 2016. The combined company is expected to have a strong balance sheet, with combined net cash at December 31, 2014 of EUR 7.4 billion, assuming conversion of all Nokia and Alcatel-Lucent convertible bonds.

Each company’s Board of Directors approved the terms of the proposed transaction, which is expected to close in the first half of 2016. The proposed transaction is subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

Further information on the transaction can be found at: www.newconnectivity.com.

Nokia has initiated a review of strategic options for its HERE business

On April 15, 2015, Nokia announced that it has initiated a review of strategic options, including a potential divestment, for its HERE business. The Board of Directors of Nokia believes this is the right moment to assess the position of HERE within the proposed new Nokia business. The strategic review of HERE is on-going and it may or may not result in a transaction. Any further announcements about HERE will be made as and when appropriate.

Venture fund investments

Nokia makes technology related investments through venture funds. A significant part of these investments are managed by Nokia Growth Partners (“NGP”), which specializes in growth-stage investing. Nokia has also made investments through BlueRun Ventures (“BRV”), which focuses on early stage opportunities.

After the end of the first quarter, NGP sold its holdings in Ganji.com, a major online local services marketplace platform in China to 58.com. Under the terms of the transaction NGP will receive a combination of 58.com shares and cash. BRV had also invested in Ganji.com and is participating in the transaction. The transaction values Nokia’s indirect holdings at approximately EUR 200 million. Nokia expects to record benefits from the transaction when cash distributions are made. The final amount and timing of benefits will depend on the value and date at which the venture funds liquidate the portion of the transaction that was made in shares.

At the end of the first quarter 2015, the fair value of our venture fund investments, equalled EUR 978 million, as compared to EUR 778 million at December 31, 2014. This amount is included in the available for sale investments, under non-current assets, in Nokia’s balance sheet.

Outlook

	Metric	Guidance	Commentary
Nokia Networks	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	Around the midpoint of the long-term range of 8% - 11% for the full year (update)

Based on factors including competitive industry dynamics, product and regional mix, the timing of major network deployments, and expected continued operational improvement.

This is an update to the earlier non-IFRS operating margin outlook to be in line with the long-term range of 8%-11% for the full year.

HERE	FY15 Net sales	Increase YoY
	FY15 Non-IFRS op. margin	9% - 12% (update)

Based on factors including leading market position, positive industry trends and improved focus on cost efficiency.

This is an update to the earlier non-IFRS operating margin outlook to be between 7%-12% for the full year.

Nokia Technologies	FY15 Net sales	Increase YoY	Excludes potential amounts related to the expected
	FY15 Non-IFRS op. expense	Approx. in line with Q4’14 level

resolution of our arbitration with Samsung. Based on factors including higher investment in licensing activities, licensable technologies and business enablers, including go-to-market capabilities, which target new and significant long-term growth opportunities.

Nokia	FY15 Capital expenditure	Approx. EUR 250 million (update)	Primarily attributable to Nokia Networks This is an update to the earlier outlook of approximately EUR 200 million for the full year.
	FY15 Financial income and expense	Expense of approx. EUR 160 million	Subject to changes in foreign exchange rates and interest-bearing liabilities.
	FY15 Group Common Functions non-IFRS op. expense	Approx. EUR 120 million

Estimated long-term effective tax rate	Approx. 25%
Annual cash tax obligation	Approx. EUR 250 million per annum until deferred tax assets fully utilized	May vary due to profit levels in different jurisdictions and amount of licence income subject to withholding tax.

Nokia Networks

Technology partner for telecom operators of the future

Operational highlights

Radio

Nokia Networks’ LTE deal momentum continued. New contracts in the quarter included contracts with China Telecom, Bharti Airtel in India and with MegaFon in Russia.

Nokia Networks announced to develop a Licensed Assisted Access (LTE-U) functionality to enhance T-Mobile USA’s small cell deployment, and showcased high-speed 5G data transmission with NTT DOCOMO, INC.

Telco Cloud & Software Defined Networking

Nokia Networks announced Nokia Radio Cloud: a highly scalable, flexible and efficient architecture for cloud-based networks.

Nokia Networks signed several new NFV contracts including a Telco Cloud partnership with Orange, where the companies together successfully carried out a Telco Cloud proof of concept.

Global Services

Nokia Networks announced a series of professional services for telecom operators, including the Predictive Care service, Nokia Smart Location Experience Optimization service, Nokia Multi-layer Optimization service and the Cloud Verification service.

Analytics and Internet of Things

Nokia Networks announced Nokia Predictive Marketing, where contextual real-time customer data is used to dynamically segment and target marketing messages. Nokia Networks and Korea Telecom signed a memorandum of understanding to establish an Internet of Things lab and LTE-M test site.

Financial highlights (1)

EUR million	Q1’15	Q1’14	YoY change		Q4’14	QoQ change
Net sales - constant currency			5%			(25)%
Net sales	2 673	2 328	15%		3 365	(21)%
Mobile Broadband	1 381	1 250	10%		1 760	(22)%
Global Services	1 291	1 069	21%		1 579	(18)%
Gross profit (non-IFRS)	901	922	(2)%		1 287	(30)%
Gross margin % (non-IFRS)	33.7%	39.6%	(590	)bps	38.2%	(450	)bps
R&D (non-IFRS)	(497)	(421)	18%		(487)	2%
SG&A (non-IFRS)	(306)	(283)	8%		(336)	(9)%
Other income and expenses (non-IFRS)	(14)	(2)			6
Operating profit (non-IFRS)	85	216	(61)%		470	(82)%
Mobile Broadband	(3)	103			220
Global Services	94	115	(18)%		230	(59)%
Operating margin % (non-IFRS)	3.2%	9.3%	(610	)bps	14.0%	(1 080	)bps
Mobile Broadband	(0.2)%	8.2%	(840	)bps	12.5%	(1 270	)bps
Global Services	7.3%	10.8%	(350	)bps	14.6%	(730	)bps

(1)Results are reported unless specified.

Financial discussion

Net sales by segment

In the first quarter 2015, Mobile Broadband represented 52% of Nokia Networks net sales, compared to 54% in the first quarter 2014 and 52% in the fourth quarter 2014. In the first quarter 2015, Global Services represented 48% of Nokia Networks net sales, compared to 46% in the first quarter 2014 and 47% in the fourth quarter 2014.

Year-on-year discussion

The year-on-year increase of 15% in Nokia Networks net sales in the first quarter 2015 was primarily due to an increase in net sales in Global Services and, to a lesser extent, in Mobile Broadband.

Global Services net sales increased 21% year-on-year in the first quarter 2015, primarily due to particularly strong growth in the network implementation business line and, to a lesser extent, growth in network planning and optimization as well as care business lines.

Mobile Broadband net sales increased 10% year-on-year in the first quarter 2015, primarily due to growth in overall radio technologies, with particular strength in LTE. This was partially offset by a year-on-year decline in core networking technologies.

At constant currency, Nokia Networks net sales would have increased 5% year-on-year.

Sequential discussion

The sequential decline of 21% in Nokia Networks net sales in the first quarter 2015 was primarily due to a decline in net sales in both Mobile Broadband and Global Services and, to a lesser extent, the absence of approximately EUR 25 million of non-recurring intellectual property rights (“IPR”) income, which benefitted Nokia Networks net sales in the fourth quarter 2014.

Mobile Broadband net sales declined 22% sequentially in the first quarter 2015, primarily due to seasonally lower net sales in overall radio technologies and core networking technologies. Within radio technologies, the decline was primarily due to declines in mature radio technologies, and to a lesser extent in LTE.

Global Services net sales declined 18% sequentially in the first quarter 2015, primarily due to seasonally lower net sales in network implementation and systems integration, as well as seasonal declines in other business lines.

At constant currency, Nokia Networks net sales would have declined 25% sequentially.

EUR million	Q1’15	Q1’14	YoY change	Q4’14	QoQ change
Europe	618	630	(2)%	865	(29)%
Middle East & Africa	229	181	27%	350	(35)%
Greater China	363	277	31%	413	(12)%
Asia-Pacific	876	766	14%	915	(4)%
North America	385	262	47%	514	(25)%
Latin America	201	211	(5)%	308	(35)%
Total	2 673	2 328	15%	3 365	(21)%

Net sales by region

Year-on-year discussion

On a regional basis, compared to the first quarter 2014, Nokia Networks net sales in North America increased 47%, primarily driven by higher net sales in Global Services, including the benefit from the acquisition of SAC Wireless. In addition, Nokia Networks net sales in North America increased, to a slightly lesser extent, due to higher net sales in Mobile Broadband. In Asia-Pacific, net sales increased 14%, primarily driven by higher Global Services net sales across the region, partially offset by a slight decline in Mobile Broadband net sales. The overall growth in Asia-Pacific was primarily due to higher Mobile Broadband and Global Services net sales in India, partially offset by lower Mobile Broadband net sales in Japan. In Greater China, net sales increased 31% driven by higher net sales in Global Services and, to a lesser extent, in Mobile Broadband. In Middle East and Africa, net sales increased 27% driven by higher net sales in both Mobile Broadband and Global Services. In Latin America, net sales declined 5% driven by lower net sales in both Global Services and Mobile Broadband. The overall decline in Latin America was primarily due to lower net sales in Brazil partially offset by higher net sales in Argentina. In Europe, net sales declined 2%, primarily driven by lower Global Services net sales. The overall decline in Europe was primarily due to lower net sales in Germany, partially offset by higher net sales in Italy and Russia.

Sequential discussion

On a regional basis, compared to the fourth quarter 2014, Nokia Networks net sales in Europe declined 29%, primarily driven by seasonally lower net sales in both Mobile Broadband and, to a lesser extent, in Global Services. The overall decline in Europe was primarily due to lower net sales in Russia and Germany. In North America, net sales declined 25%, primarily driven by seasonally lower net sales in both Global Services and Mobile Broadband, as well as the absence of non-recurring IPR income, which benefitted Nokia Networks net sales in the fourth quarter 2014. In Middle East and Africa, net sales declined 35%, primarily driven by seasonally lower net sales in both Global Services and Mobile Broadband, particularly in the Middle East. In Latin America, net sales declined 35%, primarily driven by seasonally lower net sales in both Global Services and Mobile Broadband, particularly in Colombia. In Greater China, net sales declined 12%, primarily driven by seasonally lower net sales in both Mobile Broadband and, to a lesser extent, in Global Services. The overall decline in Greater China was primarily due to lower net sales in China, partially offset by higher net sales in Taiwan. In

Asia-Pacific, net sales declined 4%, primarily driven by seasonally lower net sales in both Mobile Broadband and Global Services. The overall decline in Asia-Pacific was primarily due to lower net sales across the region, most notably in Indonesia and Australia, partially offset by higher net sales in India and Japan.

Non-IFRS Operating profit

Year-on-year discussion

The year-on-year decline in Nokia Networks non-IFRS operating profit in the first quarter 2015 was primarily due to Mobile Broadband and, to a lesser extent, Global Services. On a year-on-year basis, the declines in both Mobile Broadband and Global Services non-IFRS operating profit in the first quarter 2015 were primarily due to higher non-IFRS operating expenses and, to a lesser extent, lower non-IFRS gross profit.

On a year-on-year basis, Nokia Networks non-IFRS gross margin declined primarily due to a lower proportion of software and a higher proportion of the network implementation business line in the sales mix. In addition, Nokia Networks non-IFRS gross margin was negatively impacted by lower non-IFRS gross margin within the systems integration business line, higher costs related to the short-term impact of strategic entry deals, and more challenging market conditions. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 5 percentage points lower in the first quarter 2015 compared to the first quarter 2014.

The slight year-on-year decline in non-IFRS gross profit in Mobile Broadband in the first quarter 2015 was primarily due to lower non-IFRS gross profit in core networking technologies, partially offset by higher non-IFRS gross profit in overall radio technologies. The lower non-IFRS gross profit in core networking technologies was primarily attributable to lower software sales. In addition, non-IFRS gross profit in Mobile Broadband was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and more challenging market conditions.

The slight year-on-year decline in Global Services non-IFRS gross profit in the first quarter 2015 was primarily due to the absence of favourable regional mix that benefitted the systems integration business line in the first quarter 2014. This was partially offset by a higher non-IFRS gross profit in the care business line.

The year-on-year increase in Nokia Networks non-IFRS research and development expenses in the first quarter 2015 was primarily due to increased investments in LTE, 5G and cloud core. On a year-on-year basis, Nokia Networks non-IFRS selling, general and administrative expenses increased primarily due to higher personnel expenses.

Nokia Networks non-IFRS other income and expenses was an expense of EUR 14 million in the first quarter 2015, compared to an expense of EUR 2 million in the first quarter 2014. On a year-on-year basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to foreign exchange hedging related losses.

On a year-on-year basis, foreign exchange fluctuations had a significant positive impact on non-IFRS gross profit, and a significant negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the first quarter 2015.

Sequential discussion

The sequential decline in Nokia Networks non-IFRS operating profit in the first quarter 2015 was due to both Mobile Broadband and Global Services, as well as the absence of approximately EUR 25 million of non-recurring IPR income that benefitted Nokia Networks non-IFRS operating profit in the fourth quarter 2014. On a sequential basis, the slight non-IFRS operating loss in Mobile Broadband was primarily due to a lower non-IFRS gross profit. The decline in Global Services non-IFRS operating profit was primarily due to a lower non-IFRS gross profit.

On a sequential basis, Nokia Networks non-IFRS gross margin declined primarily due to higher costs related to the short-term impact of strategic entry deals, a lower proportion of software in the sales mix, and the absence of approximately EUR 25 million of non-recurring IPR income that benefitted the fourth quarter 2014. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 2 percentage points lower in the first quarter 2015 compared to the fourth quarter 2014.

The sequential decline in non-IFRS gross profit in Mobile Broadband in the first quarter 2015 was primarily due to higher costs related to the short-term impact of strategic entry deals, lower non-IFRS gross profit in core networking technologies, primarily related to lower software sales, lower non-IFRS gross profit in overall radio technologies, and more challenging market conditions.

The sequential decline in non-IFRS gross profit in Global Services in the first quarter 2015 was primarily due to lower non-IFRS gross profit in the systems integration, network implementation and care business lines.

The sequential increase in Nokia Networks non-IFRS research and development expenses in the first quarter 2015 was primarily due to increased investments in LTE, 5G and cloud core. On a sequential basis, Nokia Networks non-IFRS selling, general and administrative expenses in the first quarter 2015 declined primarily due to lower costs associated with information technology, finance and marketing related projects.

Nokia Networks non-IFRS other income and expenses was an expense of EUR 14 million in the first quarter 2015, compared an income of EUR 6 million in the fourth quarter 2014. On a sequential basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to foreign exchange hedging related losses.

On a sequential basis, foreign exchange fluctuations had a positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a slightly negative net impact on non-IFRS operating profit in the first quarter 2015.

HERE

Making the map of the future the source of location intelligence

Operational highlights

Automotive

HERE and BMW AG announced their collaboration to create connected driver experiences and demonstrated the first results of their joint work at the Consumer Electronics Show in January 2015.

Jaguar Land Rover launched the new Jaguar XF, the first commercial vehicle to be powered by HERE Auto, HERE’s end-to-end cloud-enabled smart guidance solution. HERE integrated intelligent location technologies directly into the head unit of the vehicle and developed Jaguar’s smartphone companion apps. The solution will also feature in future Jaguar Land Rover vehicles.

Enterprise

HERE released an update to its HERE Mobile SDK, which businesses can license and use to develop their own apps running our maps and location services.

HERE further expanded its coverage for fleets and trucks, including announcing an exclusive five year agreement with ‘La Girafe’ in France to integrate its bridge height data and the addition of Italy to its toll cost offering.

Consumer

HERE launched its HERE map app for iPhone users, making it available for free download from App Store. After initially launching in ‘beta’ late last year, HERE released a new version of its HERE map app for Android, with some significant improvements, new features and bug fixes.

Net sales	Margin

Financial highlights(1)

EUR million	Q1’15	Q1’14	YoY change		Q4’14	QoQ change
Net sales - constant currency			17%			(14)%
Net sales	261	209	25%		292	(11)%
Sales of new vehicle licenses (million units)	3.6	2.8	29%		3.9	(8)%
Gross profit (non-IFRS)	194	162	20%		222	(13)%
Gross margin % (non-IFRS)	74.3%	77.5%	(320	)bps	76.0%	(170	)bps
R&D (non-IFRS)	(128)	(117)	9%		(148)	(14)%
SG&A (non-IFRS)	(48)	(37)	30%		(53)	(9)%
Other income and expenses (non-IFRS)	0	1			0
Operating profit (non-IFRS)	19	10	90%		20	(5)%
Operating margin % (non-IFRS)	7.3%	4.8%	250	bps	6.8%	50	bps

(1) Results are reported unless specified.

Financial discussion

Net sales

Sales to automotive customers represented well over 50% of HERE net sales in the first quarter 2015, as well as in the first quarter 2014 and the fourth quarter 2014.

Year-on-year discussion

In the first quarter 2015, HERE net sales increased 25% year-on-year, primarily due to higher sales to automotive customers, as well as Microsoft becoming a more significant licensee of HERE’s services and, to a lesser extent, higher sales to enterprise and personal navigation device (“PND”) customers. This was partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business. In addition, compared to the first quarter 2014, HERE’s year-on-year net sales were negatively affected by the absence of a benefit related to the conversion of a contract to a perpetual license.

At constant currency, HERE overall net sales would have increased 17% year-on-year.

Sequential discussion

In the first quarter 2015, HERE net sales declined 11% sequentially, primarily due to seasonally lower sales to both PND and automotive customers.

At constant currency, HERE overall net sales would have declined 14% sequentially.

New vehicle licences

In the first quarter 2015, HERE had sales of new vehicle licenses of 3.6 million units, compared to 2.8 million units in the first quarter 2014 and 3.9 million units in the fourth quarter 2014. On a year-on-year basis, unit sales to automotive customers increased primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales. On a sequential basis, unit sales to automotive customers declined primarily due to seasonality.

Non-IFRS Operating profit

Year-on-year discussion

The year-on-year increase in HERE non-IFRS operating profit in the first quarter 2015 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses. On a year-on-year basis, HERE non-IFRS research and development expenses increased primarily due to higher investments in targeted growth areas, including higher non-IFRS research and development expenses related to our acquisition of Medio, which was completed on July 2, 2014. This was partially offset by cost savings related to the curtailing of investments in certain higher risk longer-term growth opportunities. On a year-on-year basis, HERE non-IFRS selling, general, and administrative expenses increased primarily due to higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a significant positive impact on non-IFRS gross profit, and a significant negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the first quarter 2015.

Sequential discussion

The sequential decline in HERE non-IFRS operating profit in the first quarter 2015 was primarily due to lower non-IFRS gross profit, partially offset by lower non-IFRS operating expenses. On a sequential basis, HERE non-IFRS research and development expenses declined primarily due to cost savings related to the curtailing of investments in certain higher risk longer-term growth opportunities, partially offset by higher investments in targeted growth areas. On a sequential basis, HERE non-IFRS selling, general, and administrative expenses declined primarily due to lower seasonal marketing expenses, partially offset by higher business support costs.

On a sequential basis, foreign exchange fluctuations had a positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a slightly positive net impact on non-IFRS operating profit in the first quarter 2015.

Nokia Technologies

Leveraging existing assets and continuing innovation for renewal and growth

Operational highlights

Licensing

Sales of the Nokia N1 Android tablet started in China at the end of January 2015. The Nokia N1 is being brought to market by an original design manufacturer (ODM) partner who is licensing the Nokia brand, Z Launcher software and industrial design of the tablet, and who is responsible for manufacturing, sales and distribution.

Incubation

Nokia Technologies has played a leading role in the standardization of an Image File Format for storing pictures and picture sequences, such as photo bursts, compressed with H.265/HEVC codec. The technical features have now been finalized, and the specification text is expected to be ready in July 2015. This format significantly reduces the file size compared to legacy formats, such as JPEG, and provides a rich set of features for novel photography use cases, such as burst photos.

Financial highlights (1)

EUR million	Q1’15	Q1’14	YoY change		Q4’14	QoQ change
Net sales - constant currency			96%			75%
Net sales	266	131	103%		149	79%
Gross profit (non-IFRS)	264	129	105%		147	80%
Gross margin % (non-IFRS)	99.2%	98.5%	70	bps	98.7%	50	bps
R&D (non-IFRS)	(50)	(32)	56%		(45)	11%
SG&A (non-IFRS)	(21)	(8)	163%		(24)	(13)%
Other income and expenses (non-IFRS)	1	(2)			(1)
Operating profit (non-IFRS)	193	86	124%		77	151%
Operating margin % (non-IFRS)	72.6%	65.6%	700	bps	51.7%	2 090	bps

(1)Results are reported unless specified

Financial discussion

Net sales

Year-on-year discussion

In the first quarter 2015, Nokia Technologies net sales increased 103% year-on-year, primarily due to two factors. First, approximately two-thirds of the year-on-year growth in Nokia Technologies net sales in the first quarter 2015 related to non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divested in the first quarter 2015. Second, approximately one-third of the year-on-year growth in Nokia Technologies net sales in the first quarter 2015 related to higher intellectual property licensing income from existing licensees, which included Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of Nokia’s Devices & Services business to Microsoft.

At constant currency, Nokia Technologies net sales would have increased 96% year-on-year.

Nokia Technologies first quarter 2015 net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that we believe is currently required, but is not a forecast of the likely future outcome of ongoing licensing projects.

Sequential discussion

The sequential increase of 79% in Nokia Technologies net sales in the first quarter 2015 was primarily due to two factors. First, approximately 80% of the sequential increase in Nokia Technologies net sales in the first quarter 2015 related to non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divested in the first quarter 2015. Second, approximately 20% of the sequential growth in Nokia Technologies net sales in the first quarter 2015 related to higher intellectual property licensing income from existing licensees.

At constant currency, Nokia Technologies net sales would have increased 75% sequentially.

Nokia Technologies first quarter 2015 net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that we believe is currently required, but is not a forecast of the likely future outcome of ongoing licensing projects.

Non-IFRS Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Technologies non-IFRS operating profit in the first quarter 2015 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

In the first quarter 2015, the year-on-year increase in Nokia Technologies non-IFRS research and development expenses was primarily due to investments in business activities, which target new and significant long-term growth opportunities, as well as higher patent portfolio costs. On a year-on-year basis, Nokia Technologies non-

IFRS selling, general and administrative expenses increased primarily due to increased activities related to anticipated and ongoing patent licensing cases and, to a lesser extent, higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a positive net impact on non-IFRS operating profit in the first quarter 2015.

Sequential discussion

The sequential increase in Nokia Technologies non-IFRS operating profit in the first quarter 2015 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

The sequential increase in Nokia Technologies non-IFRS research and development expenses was primarily due to investments in business activities, which target new and significant long-term growth opportunities. On a sequential basis, Nokia Technologies non-IFRS selling, general and administrative expenses declined primarily due to the absence of non-recurring consultancy costs, which negatively affected the fourth quarter 2014.

Sequentially, foreign exchange fluctuations had a positive impact on non-IFRS gross profit, and a negative impact on non-IFRS operating expenses, resulting in a positive net impact on non-IFRS operating profit in the first quarter 2015.

Cash and cash flow

Nokia Group change in net cash and other liquid assets (EUR billion)

EUR million	Q1’15	Q1’14	YoY change	Q4’14	QoQ change
Total cash and other liquid assets	7 516	6 859	10%	7 715	(3)%
Net cash and other liquid assets(1)	4 672	2 075	125%	5 023	(7)%

(1)Total cash and other liquid assets less interest-bearing liabilities.

In the first quarter 2015, Nokia’s total cash and other liquid assets decreased by EUR 199 million and Nokia’s net cash and other liquid assets decreased by EUR 351 million, compared to the fourth quarter 2014.

Foreign exchange rates had an approximately EUR 150 million positive impact on the translation of gross cash and approximately EUR 150 million positive impact on net cash.

On a sequential basis, net cash and other liquid assets was affected by the following factors:

In the first quarter 2015, Nokia’s net cash used in operating activities was EUR 199 million. Nokia’s adjusted net profit before changes in net working capital was EUR 370 million in the first quarter 2015. Nokia had approximately EUR 50 million of restructuring-related cash outflows in the first quarter 2015, related to Nokia Networks. Excluding this, Nokia net working capital had cash outflows of approximately EUR 50 million as the negative cash impact from decreases in short-term liabilities was partially offset by the positive impact from a decrease in receivables. In addition, Nokia had: a) cash inflows of approximately EUR 30 million related to net financial income and expenses, b) cash outflows of approximately EUR 400 million primarily related to foreign exchange impact from hedging and balance sheet related items, and c) cash outflows of approximately EUR 100 million related to taxes. Additionally, Nokia had cash inflows related to net working capital and taxes from discontinued operations totalling approximately EUR 10 million in the first quarter 2015.

In the first quarter 2015, Nokia had cash outflows from investing activities primarily related to approximately EUR 70 million of capital expenditures and approximately EUR 50 million related to acquisitions completed in the quarter.

In the first quarter 2015, cash outflows from financing activities primarily related to the share repurchases, which totalled approximately EUR 160 million during the quarter.

Nokia’s year to date performance

The following discussion is of Nokia Group’s reported results for the first quarter 2015 which comprise the results of Nokia’s three businesses — Nokia Networks, HERE and Nokia Technologies, as well as Group Common Functions. Comparisons are given to the first quarter 2014 and fourth quarter 2014 results, unless otherwise indicated.

EUR million	Q1’15	Q1’14	YoY change
Net sales — constant currency			11%
Net sales	3 196	2 664	20%
Nokia Networks	2 673	2 328	15%
HERE	261	209	25%
Nokia Technologies	266	131	103%
Gross margin %	42.5%	45.5%	(300	)bps
Operating profit	237	242	(2)%
Nokia Networks	65	179	(64)%
HERE	11	(3)
Nokia Technologies	192	83	131%
Group Common Functions	(31)	(17)
Operating margin %	7.4%	9.1%	(170	)bps
Financial income and expenses, net	(20)	(74)	(73)%
Taxes	(56)	(58)	(3)%
Profit	181	110	65%
EPS, EUR diluted	0.05	0.03	67%

Net sales

Nokia’s net sales increased 20% year-on-year. At constant currency, Nokia’s net sales would have increased 11% year-on-year.

The year-on-year increase in Nokia’s net sales in the first quarter 2015 was primarily due to higher net sales in Nokia Networks, Nokia Technologies and, to a lesser extent, in HERE.

Operating profit

Nokia’s operating profit declined 2% year-on-year in the first quarter 2015, primarily due to a decline in operating profit in Nokia Networks, partially offset by increases in operating profit in Nokia Technologies and, to a lesser extent, in HERE.

Nokia’s other income and expenses was an expense of EUR 25 million in the first quarter 2015, compared to an expense of EUR 3 million in the first quarter 2014. On a year-on-year basis, Nokia’s other income and expenses increased primarily due to lower other income in Group Common Functions.

Profit

The share of results of associated companies in the first quarter 2015 includes an approximately EUR 25 million out of period adjustment. Nokia has historically accounted for the results of the associated company in arrears as the results have not been material. Due to an increase in the entity’s earnings, the amounts reflected in the first quarter 2015 should have been recorded in the fourth quarter 2014.

Nokia’s profit increased 65% on a year-on-year basis in the first quarter 2015, primarily due to lower financial expenses and the approximately EUR 25 million out of period adjustment mentioned above.

Nokia Networks

EUR million	Q1’15	Q1’14	YoY change
Net sales - constant currency			5%
Net sales	2 673	2 328	15%
Mobile Broadband	1 381	1 250	10%
Global Services	1 291	1 069	21%
Gross profit	899	922	(2)%
Gross margin %	33.6%	39.6%	(600	)bps
R&D	(504)	(433)	16%
SG&A	(316)	(293)	8%
Other income and expenses	(14)	(17)
Operating profit/(loss)	65	179	(64)%
Mobile Broadband	(3)	103
Global Services	94	115	(18)%
Operating margin %	2.4%	7.7%	(530	)bps
Mobile Broadband	(0.2)%	8.2%	(840	)bps
Global Services	7.3%	10.8%	(350	)bps

Net sales by segment

In the first quarter 2015, Mobile Broadband represented 52% of Nokia Networks net sales, compared to 54% in the first quarter 2014. In the first quarter 2015, Global Services represented 48% of Nokia Networks net sales, compared to 46% in the first quarter 2014.

The year-on-year increase of 15% in Nokia Networks net sales in the first quarter 2015 was primarily due to an increase in net sales in Global Services and, to a lesser extent, in Mobile Broadband.

Global Services net sales increased 21% year-on-year in the first quarter 2015, primarily due to particularly strong growth in the network implementation business line and, to a lesser extent, growth in network planning and optimization as well as care business lines.

Mobile Broadband net sales increased 10% year-on-year in the first quarter 2015, primarily due to growth in overall radio technologies, with particular strength in LTE. This was partially offset by a year-on-year decline in core networking technologies.

At constant currency, Nokia Networks net sales would have increased 5% year-on-year.

Net sales by region

EUR million	Q1’15	Q1’14	YoY change
Europe	618	630	(2)%
Middle East & Africa	229	181	27%
Greater China	363	277	31%
Asia-Pacific	876	766	14%
North America	385	262	47%
Latin America	201	211	(5)%
Total	2 673	2 328	15%

On a regional basis, compared to the first quarter 2014, Nokia Networks net sales in North America increased 47%, primarily driven by higher net sales in Global Services, including the benefit from the acquisition of SAC Wireless. In addition, Nokia Networks net sales in North America increased, to a slightly lesser extent, due to higher net sales in Mobile Broadband. In Asia-Pacific, net sales increased 14%, primarily driven by higher Global Services net sales across the region, partially offset by a slight decline in Mobile Broadband net sales. The overall growth in Asia-Pacific was primarily due to higher Mobile Broadband and Global Services net sales in India, partially offset by lower Mobile Broadband net sales in Japan. In Greater China, net sales increased 31% driven by higher net sales in Global Services and, to a lesser extent, in Mobile Broadband. In Middle East and Africa, net sales increased 27% driven by higher net sales in both Mobile Broadband and Global Services. In Latin America, net sales declined 5% driven by lower net sales in both Global Services and Mobile Broadband. The overall decline in Latin America was primarily due to lower net sales in Brazil partially offset by higher net sales in Argentina. In Europe, net sales declined 2%, primarily driven by lower Global Services net sales. The overall decline in Europe was primarily due to lower net sales in Germany, partially offset by higher net sales in Italy and Russia.

Operating profit

The year-on-year decline in Nokia Networks operating profit in the first quarter 2015 was primarily due to Mobile Broadband and, to a lesser extent, Global Services. On a year-on-year basis, the declines in both Mobile Broadband and Global Services operating profit in the first quarter 2015 were primarily due to higher operating expenses and, to a lesser extent, lower gross profit.

On a year-on-year basis, Nokia Networks gross margin declined primarily due to a lower proportion of software and a higher proportion of the network implementation business line in the sales mix. In addition, Nokia Networks gross margin was negatively impacted by lower gross margin within the system integration business line, higher costs related to the short-term impact of strategic entry deals, and more challenging market conditions. The proportion of high margin software sales in the Nokia Networks sales mix was approximately 5 percentage points lower in the first quarter 2015 compared to the first quarter 2014.

The slight year-on-year decline in gross profit in Mobile Broadband in the first quarter 2015 was primarily due to lower gross profit in core networking technologies, partially offset by higher gross profit in overall radio technologies. The lower gross profit in core networking technologies was primarily attributable to lower software sales. In addition, gross profit in Mobile Broadband was negatively impacted by higher costs related to the short-term impact of strategic entry deals, and more challenging market conditions.

The slight year-on-year decline in Global Services gross profit in the first quarter 2015 was primarily due to the absence of favourable regional mix that benefitted the systems integration business line in the first quarter 2014. This was partially offset by a higher gross profit in the care business line.

The year-on-year increase in Nokia Networks research and development expenses in the first quarter 2015 was primarily due to increased investments in LTE, 5G and cloud core. On a year-on-year basis, Nokia Networks selling, general and administrative expenses increased primarily due to higher personnel expenses.

Nokia Networks other income and expenses was an expense of EUR 14 million in the first quarter 2015, compared to an expense of EUR 17 million in the first quarter 2014. On a year-on-year basis, the change in Nokia Networks other income and expenses was primarily due to foreign exchange hedging related losses.

On a year-on-year basis, foreign exchange fluctuations had a significant positive impact on gross profit, and a significant negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first quarter 2015.

HERE

EUR million	Q1’15	Q1’14	YoY change
Net sales - constant currency			17%
Net sales	261	209	25%
Sales of new vehicle licenses (million units)	3.6	2.8	29%
Gross profit	194	160	21%
Gross margin %	74.3%	76.6%	(230	)bps
R&D	(129)	(121)	7%
SG&A	(48)	(40)	20%
Other income and expenses	(6)	(2)
Operating profit/(loss)	11	(3)
Operating margin %	4.2%	(1.4)%	560	bps

Net sales

Sales to automotive customers represented well over 50% of HERE net sales in the first quarter 2015, as well as in the first quarter 2014.

In the first quarter 2015, HERE net sales increased 25% year-on-year, primarily due to higher sales to automotive customers, as well as Microsoft becoming a more significant licensee of HERE’s services and, to a lesser extent, higher sales to enterprise and PND customers. This was partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business. In addition, compared to the first quarter 2014, HERE’s year-on-year net sales were negatively affected by the absence of a benefit related to the conversion of a contract to a perpetual license.

At constant currency, HERE overall net sales would have increased 17% year-on-year.

New vehicle licences

In the first quarter 2015, HERE had sales of new vehicle licenses of 3.6 million units, compared to 2.8 million units in the first quarter 2014. On a year-on-year basis, unit sales to automotive customers increased primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales.

Operating profit

The year-on-year increase in HERE operating profit in the first quarter 2015 was primarily due to higher gross profit, partially offset by higher operating expenses. On a year-on-year basis, HERE research and development expenses increased primarily due to higher investments in targeted growth areas, including higher research and development expenses related to our acquisition of Medio, which was completed on July 2, 2014. This was partially offset by cost savings related to the curtailing of investments in certain higher risk longer-term growth opportunities. On a year-on-year basis, HERE selling, general, and administrative expenses increased primarily due to higher business support costs.

HERE other income and expenses was an expense of EUR 6 million in the first quarter 2015, compared to an expense of EUR 2 million in the first quarter 2014.

On a year-on-year basis, foreign exchange fluctuations had a significant positive impact on gross profit, and a significant negative impact on operating expenses, resulting in a slightly positive net impact on operating profit in the first quarter 2015.

Nokia Technologies

EUR million	Q1’15	Q1’14	YoY change
Net sales - constant currency			96%
Net sales	266	131	103%
Gross profit	264	129	105%
Gross margin %	99.2%	98.5%	70	bps
R&D	(51)	(35)	46%
SG&A	(22)	(9)	144%
Other income and expenses	1	(2)
Operating profit	192	83	131%
Operating margin %	72.2%	63.4%	880	bps

Net sales

In the first quarter 2015, Nokia Technologies net sales increased 103% year-on-year, primarily due to two factors. First, approximately two-thirds of the year-on-year growth in Nokia Technologies net sales in the first quarter 2015 related to non-recurring adjustments to accrued net sales from existing agreements, revenue share related to previously divested intellectual property rights, and intellectual property rights divested in the first quarter 2015. Second, approximately one-third of the year-on-year growth in Nokia Technologies net sales in the first quarter 2015 related to higher intellectual property licensing income from existing licensees, which included Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of Nokia’s Devices & Services business to Microsoft.

At constant currency, Nokia Technologies net sales would have increased 96% year-on-year.

Nokia Technologies first quarter 2015 net sales includes revenue from all licensing negotiations, litigations and arbitrations to the extent that we believe is currently required, but is not a forecast of the likely future outcome of ongoing licensing projects.

Operating profit

The year-on-year increase in Nokia Technologies operating profit in the first quarter 2015 was primarily due to higher gross profit, partially offset by higher operating expenses.

In the first quarter 2015, the year-on-year increase in Nokia Technologies research and development expenses was primarily due to investments in business activities, which target new and significant long-term growth opportunities, as well as higher patent portfolio costs. On a year-on-year basis, Nokia Technologies selling, general and administrative expenses increased primarily due to increased activities related to anticipated and ongoing patent licensing cases and, to a lesser extent, higher business support costs.

On a year-on-year basis, foreign exchange fluctuations had a positive impact on gross profit, and a negative impact on operating expenses, resulting in a positive net impact on operating profit in the first quarter 2015.

Shares

The total number of Nokia shares on March 31, 2015, equalled 3 678 181 547. On March 31, 2015, Nokia and its subsidiary companies owned 54 380 021 Nokia shares, representing approximately 1.5% of the total number of Nokia shares and voting rights.

Cancellation of shares and other changes in the number of shares

Pursuant to Nokia Board of Directors’ decision announced on January 29, 2015, the cancellation of 66 903 682 Nokia shares held by the Company was registered with the Finnish Trade Register on February 4, 2015 and on March 20, 2015 a total of 40 983 new shares were subscribed for by using conversion rights pertaining to Nokia’s EUR 750 million convertible bond due in 2017. On March 31, 2015 the outstanding number of shares in the company was 3 678 181 547. These changes did not affect the company’s share capital.

Financial statements

Consolidated income statement (unaudited)

	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q1’15	Q1’14	2014	Q1’15	Q1’14	2014
Net sales	3 196	2 664	12 732	3 196	2 664	12 733
Cost of sales	(1 838)	(1 452)	(7 094)	(1 836)	(1 450)	(7 088)
Gross profit	1 357	1 213	5 638	1 359	1 214	5 645
Research and development expenses	(684)	(589)	(2 493)	(675)	(570)	(2 436)
Selling, general and administrative expenses	(411)	(378)	(1 634)	(401)	(351)	(1 560)
Impairment of goodwill	0	0	(1 209)	0	0	0
Other income and expenses	(25)	(3)	(131)	(19)	11	(16)
Operating profit/(loss)	237	242	170	265	305	1 632
Share of results of associated companies	19	0	(12)	19	0	(12)
Financial income and expenses	(20)	(74)	(396)	(20)	(74)	(216)
Profit/(loss) before tax	236	168	(237)	264	230	1 404
Income tax benefit/expense	(56)	(58)	1 408	(65)	(59)	(309)
Profit/(loss) from continuing operations	181	110	1 171	200	172	1 095
Equity holders of the parent	180	108	1 163	199	169	1 087
Non-controlling interests	1	2	8	1	2	8
(Loss)/profit from discontinued operations	(3)	(339)	2 305	0	(319)	(426)
Equity holders of the parent	(3)	(347)	2 299	0	(327)	(432)
Non-controlling interests	0	8	6	0	8	6
Profit/(loss)	178	(229)	3 476	200	(147)	670
Profit/(loss) attributable to equity holders of the parent	177	(239)	3 462	199	(157)	656
Non-controlling interests	0	10	14	0	10	14
Earnings per share, EUR (for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
Continuing operations	0.05	0.03	0.31	0.05	0.05	0.29
Discontinued operations	0.00	(0.09)	0.62	0.00	(0.09)	(0.12)
Profit/loss	0.05	(0.06)	0.94	0.05	(0.04)	0.18
Diluted earnings per share
Continuing operations	0.05	0.03	0.30	0.05	0.04	0.28
Discontinued operations	0.00	(0.09)	0.56	0.00	(0.09)	(0.12)
Profit/loss	0.05	(0.06)	0.85	0.05	(0.04)	0.17
Average number of shares (‘000 shares)
Basic
Continuing operations	3 639 959	3 713 051	3 698 723	3 639 959	3 713 051	3 698 723
Discontinued operations	3 639 959	3 713 051	3 698 723	3 639 959	3 713 051	3 698 723
Profit/loss	3 639 959	3 713 051	3 698 723	3 639 959	3 713 051	3 698 723
Diluted
Continuing operations	3 958 096	3 741 787	4 131 602	3 958 096	4 396 455	4 131 602
Discontinued operations	3 958 096	3 713 051	4 131 602	3 958 096	3 713 051	3 698 723
Profit/loss	3 958 096	3 713 051	4 131 602	3 958 096	3 713 051	4 131 602
Interest expense, net of tax, on convertible bonds, where dilutive	(11)	0	(60)	(11)	(22)	(60)
From continuing operations:
Depreciation and amortization	(81)	(81)	(297)	(62)	(55)	(222)
Share-based payment	17	16	65	17	16	65

Consolidated statement of comprehensive income (unaudited)

EUR million	Reported Q1’15	Reported Q1’14	Reported 2014

Profit/(loss)
	178	(229)	3 476
Other comprehensive income/expense
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	(63)	(83)	(275)
Income tax related to items that will not be reclassified to profit or loss	19	4	96
Items that may be reclassified subsequently to profit or loss:
Translation differences	691	(79)	820
Net investment hedges	(238)	23	(167)
Cash flow hedges	(80)	(11)	(30)
Available-for-sale investments	157	(9)	106
Other increase/decrease, net	(1)	(3)	39
Income tax related to items that may be reclassified subsequently to profit or loss	61	0	16

Other comprehensive income/expense, net of tax	546	(158)	606

Total comprehensive income/expense	724	(387)	4 082

Attributable to:
Equity holders of the parent	717	(392)	4 061
Non-controlling interests	7	5	21
	724	(387)	4 082

Attributable to equity holders of the parent:
Continuing operations	720	(1)	1 563
Discontinued operations	(3)	(391)	2 498
	717	(392)	4 061

Attributable to non-controlling interest:
Continuing operations	7	0	16
Discontinued operations	0	5	5
	7	5	21

Consolidated statement of financial position, reported (unaudited)(1)

EUR million	Reported March 31, 2015	Reported March 31, 2014	Reported December 31, 2014
ASSETS
Goodwill	2 894	3 286	2 563
Other intangible assets	373	288	350
Property, plant and equipment	780	546	716
Investments in associated companies	78	58	51
Available-for-sale investments	1 028	737	828
Deferred tax assets	2 869	915	2 720
Long-term loans receivable	37	96	34
Other non-current assets	77	86	78
Non-current assets	8 137	6 012	7 339
Inventories	1 437	936	1 275
Accounts receivable, net of allowances for doubtful accounts	3 583	2 860	3 429
Prepaid expenses and accrued income	990	657	913
Social security, VAT and other indirect taxes	297	310	362
Divestment related receivables	213	0	206
Other	480	347	344
Current income tax assets	193	159	124
Current portion of long-term loans receivable	1	32	1
Other financial assets	159	156	266
Investments at fair value through profit and loss, liquid assets	553	388	418
Available-for-sale investments, liquid assets	2 174	577	2 127
Available-for-sale investments, cash equivalents	2 008	2 439	2 644
Bank and cash	2 781	3 456	2 527
Current assets	13 878	11 658	13 724
Assets held for sale	0	89	0
Assets of disposal groups classified as held for sale	0	5 019	0
Total assets	22 015	22 778	21 063

	Reported March 31, 2015	Reported March 31, 2014	Reported December 31, 2014
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	393	609	439
Treasury shares at cost	(732)	(578)	(988)
Translation differences	1 595	384	1 099
Fair value and other reserves	66	(20)	22
Reserve for invested non-restricted equity	3 081	3 097	3 083
Retained earnings	4 517	2 338	4 710
Capital and reserves attributable to equity holders of the parent	9 165	6 076	8 611
Non-controlling interests	60	197	58
Total equity	9 225	6 273	8 669
Long-term interest-bearing liabilities	2 753	3 223	2 576
Deferred tax liabilities	36	110	32
Deferred revenue and other long-term liabilities	2 220	704	2 197
Deferred revenue	1 586	359	1 632
Defined benefit pension	596	311	530
Other	38	34	35
Provisions	282	225	301
Non-current liabilities	5 291	4 261	5 107
Current portion of interest-bearing liabilities	1	1 503	1
Short-term borrowing	90	58	115
Other financial liabilities	169	37	174
Current income tax liabilities	531	494	481
Accounts payable	2 317	1 879	2 313
Accrued expenses, deferred revenue and other liabilities	3 844	3 253	3 632
Advance payments	1 007	822	869
Deferred revenue	986	662	960
Salaries and wages	846	735	807
Other	1 004	1 034	996
Provisions	548	603	572
Current liabilities	7 499	7 827	7 288
Liabilities of disposal groups classified as held for sale	0	4 417	0
Total shareholders’ equity and liabilities	22 015	22 778	21 063

Interest-bearing liabilities, EUR million	2 844	4 784	2 692
Shareholders’ equity per share, EUR	2.53	1.64	2.36
Number of shares (1 000 shares)(2)	3 623 802	3 713 798	3 648 143

(1) Devices & Services business was classified as discontinued operations in November 2013. The sale was completed on April 25, 2014.

(2) Shares owned by Group companies are excluded.

Consolidated statement of cash flows, reported (unaudited)(1)

EUR million	Q1’15	Q1’14	2014
Cash flow from operating activities
Profit/(loss) for the period	178	(229)	3 476
Adjustments, total	190	221	(2 262)
Change in net working capital	(94)	59	1 153
Cash generated from operations(2)	274	51	2 367
Interest received	18	23	45
Interest paid	16	(90)	(336)
Other financial income and expenses, net	(406)	70	(165)
Income taxes, net paid	(101)	(192)	(636)
Net cash from/used in operating activities	(199)	(138)	1 275
Cash flow from/used in investing activities
Acquisition of businesses, net of acquired cash	(47)	(12)	(175)
Purchase of current investments, liquid assets	(937)	(26)	(2 977)
Purchase of non-current available-for-sale investments	(20)	(14)	(73)
Proceeds from (+) / payment of (-) other long-term loans receivable	(1)	0	7
Proceeds from (+) / payment of (-) short-term loans receivable	23	(6)	20
Capital expenditures(3)	(70)	(80)	(311)
Proceeds from disposal of businesses, net of disposed cash(4)	0	0	2 508
Proceeds from disposal of shares in associated companies	0	6	7
Proceeds from maturities and sale of investments, liquid assets	781	399	1 774
Proceeds from sale of non-current available-for-sale investments	3	20	62
Proceeds from sale of property, plant and equipment and intangible assets	2	1	44
Net cash from/used in investing activities	(266)	288	886
Cash flow from/used in financing activities
Purchase of treasury shares	(164)	0	(427)
Purchase of a subsidiary’s equity instruments	0	0	(45)
Proceeds from long-term borrowings	204	2	79
Repayment of long-term borrowings	(1)	(1 758)	(2 749)
Proceeds from (+) / payment of (-) short-term borrowings	(23)	(69)	(42)
Dividends paid and other contributions to shareholders	(5)	(9)	(1 392)
Net cash from/used in financing activities	11	(1 834)	(4 576)
Foreign exchange adjustment	73	(55)	(48)
Net increase (+) / decrease (-) in cash and cash equivalents	(381)	(1 739)	(2 463)
Cash and cash equivalents at beginning of period	5 170	7 633	7 633
Cash and cash equivalents at end of period	4 789	5 894	5 170

(1)Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

(2)In 2014, cash generated from operations included EUR 1 650 million cash inflow relating to the 10 year patent license agreement with Microsoft which was paid in connection with the sale of Devices & Services business to Microsoft.

(3)The capital expenditure cash outflow in both 2014 and Q1’14 include EUR 33 million capital expenditure cash outflows relating to discontinued operations.

(4)In 2014 proceeds of the sale of Devices & Services business is presented net of the amount of principal and accrued interest on the repaid convertible bonds.

Consolidated statement of changes in shareholders’ equity, reported (unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2014	246	614	(603)	434	80	3 115	2 580	6 466	193	6 659
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(80)	0	0	(80)	0	(80)
Translation differences	0	0	0	(73)	0	0	0	(73)	(5)	(78)
Net investment hedge gains, net of tax	0	0	0	23	0	0	0	23	0	23
Cash flow hedges, net of tax	0	0	0	0	(11)	0	0	(11)	0	(11)
Available-for-sale investments, net of tax	0	0	0	0	(9)	0	0	(9)	0	(9)
Other increase/decrease, net	0	0	0	0	0	0	(3)	(3)	0	(3)
Profit/(loss)	0	0	0	0	0	0	(239)	(239)	10	(229)
Total comprehensive income/(loss)	0	0	0	(50)	(100)	0	(242)	(392)	5	(387)
Share-based payment	0	6	0	0	0	0	0	6	0	6
Settlement of performance and restricted shares	0	(12)	25	0	0	(18)	0	(5)	0	(5)
Total of other equity movements	0	(6)	25	0	0	(18)	0	1	0	1
March 31, 2014	246	608	(578)	384	(20)	3 097	2 338	6 075	198	6 273

January 1, 2015	246	439	(988)	1 099	22	3 083	4 710	8 611	58	8 669
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(46)	0	0	(46)	0	(46)
Translation differences	0	0	0	686	0	0	0	686	7	693
Net investment hedge losses, net of tax	0	0	0	(190)	0	0	0	(190)	0	(190)
Cash flow hedges, net of tax	0	0	0	0	(64)	0	0	(64)	0	(64)
Available-for-sale investments, net of tax	0	0	0	0	152	0	0	152	0	152
Other increase, net	0	0	0	0	2	0	0	2	0	2
Profit/(loss)	0	0	0	0	0	0	177	177	0	178
Total comprehensive income/(loss)	0	0	0	496	44	0	177	717	7	724
Share-based payment	0	10	0	0	0	0	0	10	0	10
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of performance and restricted shares	0	(1)	2	0	0	(2)	0	(1)	0	(1)
Acquisition of treasury shares	0	0	(173)	0	0	0	0	(173)	0	(173)
Cancellation of treasury shares	0	0	427	0	0	0	(427)	0	0	0
Dividends	0	0	0	0	0	0	0	0	(5)	(5)
Convertible bond - equity component	0	(57)	0	0	0	0	57	0	0	0
Total of other equity movements	0	(46)	256	0	0	(2)	(370)	(162)	(5)	(167)
March 31, 2015	246	393	(732)	1 595	66	3 081	4 517	9 165	60	9 225

Notes to Financial statements

Basis of preparation

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”).  The condensed interim financial statements should be read in conjunction with the annual financial statements for 2014, which have been prepared in accordance with IFRS. The same accounting policies, methods of computation and applications of judgement are followed in these interim financial statements as were followed in the consolidated financial statements of Nokia for 2014.

These interim financial statements were authorized for issue by management on April 29, 2015.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

On January 1, 2015, the Group completed the acquisition of the wireless network business from Panasonic in Japan. The business transfer included Panasonic’s LTE/3G wireless base station system business, related wireless equipment system business, fixed assets and business contracts with Panasonic’s customers as well as more than 300 Panasonic employees. The purchase accounting was not complete at the end of Q1 2015.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

Currency exposures, Nokia Group, Continuing operations, approximately (unaudited)

	Q1’15		Q1’14		Q4’14
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~30%	~30%	~30%	~40%	~30%	~30%
USD	~35%	~30%	~30%	~30%	~40%	~30%
JPY	~10%	~5%	~10%	~5%	~10%	~5%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~15%	~25%	~20%	~15%	~10%	~25%
Total	100%	100%	100%	100%	100%	100%

End of Q1’15 balance sheet rate 1 EUR = 1.08 USD
End of Q1’14 balance sheet rate 1 EUR = 1.39 USD

Non-IFRS to reported reconciliation (unaudited)

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

EUR million	Nokia Networks Q1’15	HERE Q1’15	Nokia Technologies Q1’15	Group Common Functions Q1’15	Nokia continuing operations Q1’15
Non-IFRS Operating Profit/(loss)	85	19	193	(32)	265
Restructuring, cost reduction & associated charges	0	(6)	0	0	(6)
Amortization of acquired intangible assets (1)	(20)	(2)	0	0	(22)
Transaction and other related costs from the sale of Devices & Services business (2)	0	0	(1)	1	0
Reported Operating Profit/(loss)	65	11	192	(31)	237

Non-IFRS Profit/(loss)					200
Total non-IFRS exclusions from Operating Profit					(28)
Tax(3)					9
Reported Profit/(loss)					181

(1) Includes cost of sales of EUR 2 million, research and development expenses of EUR 10 million and selling, general and administrative expenses of EUR 10 million relating to amortization of acquired intangible assets and inventory.

(2) Includes research and development expenses of EUR 1 million and cost reversals of selling, general and administrative expenses of EUR 1 million relating to transaction and other related costs resulting from the sale of substantially all of the Devices & Services business to Microsoft.

(3) Includes tax impacts of the above special items.

Consolidated income statement (unaudited)

NOKIA GROUP, Continuing operations

		Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
EUR million	Q1’15	Q1’15	Q1’15	Q1’14	Q1’14	Q1’14
Net sales	3 196	0	3 196	2 664	0	2 664
Cost of sales(1)	(1 836)	(2)	(1 838)	(1 450)	(2)	(1 452)
Gross profit	1 359	(2)	1 357	1 214	(1)	1 213
% of net sales	43%		42%	46%		46%
Research and development expenses(2)	(675)	(9)	(684)	(570)	(19)	(589)
% of net sales	21%		21%	21%		22%
Selling, general and administrative expenses(3)	(401)	(10)	(411)	(351)	(27)	(378)
% of net sales	13%		13%	13%		14%
Other income and expenses(4)	(19)	(6)	(25)	11	(14)	(3)
Operating profit	265	(28)	237	305	(63)	242
% of net sales	8.3%		7.4%	11.4%		9.1%
Share of results of associated companies	19	0	19	0	0	0
Financial income and expenses	(20)	0	(20)	(74)	0	(74)
Profit before tax	264	(28)	236	230	(62)	168
Income tax benefit/expense(5)	(65)	9	(56)	(59)	1	(58)
Profit from continuing operations	200	(19)	181	172	(62)	110
Equity holders of the parent	199	(19)	180	169	(61)	108
Non-controlling interests	1	0	1	2	0	2
Depreciation and amortization	(62)	(19)	(81)	(55)	(26)	(81)
EBITDA	346	(8)	338	360	(38)	322
Share-based payment	17	0	17	16	0	16

(1)Revenue deferrals and related costs of EUR 2 million in Q1’15 and transaction and other related costs of EUR 2 million in Q1’14 from the sale of Devices and Services business to Microsoft.

(2)Amortization of acquired intangible assets and other purchase price accounting related items of EUR 9 million in Q1’15 and EUR 12 million Q1’14. Transaction and other related costs of EUR 7 million in Q1’14.

(3)Amortization of acquired intangible asset of EUR 10 million in Q1’15 and EUR 12 million in Q1’14. Transaction and other related costs and transformation costs of EUR 14 million in Q1’14.

(4)Amortization of acquired intangible asset of EUR 6 million in Q1’15. Charges related to cost reduction and restructuring programs of EUR 18 million in Q1’14. Transaction and other related cost reversals of EUR 4 million in Q1’14.

(5)Includes tax impacts of the above special items.

NOKIA NETWORKS (unaudited)

		Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
EUR million	Q1’15	Q1’15	Q1’15	Q1’14	Q1’14	Q1’14
Net sales	2 673	0	2 673	2 328	0	2 328
Cost of sales(1)	(1 771)	(2)	(1 773)	(1 406)	0	(1 406)
Gross profit	901	(2)	899	922	0	922
% of net sales	34%		34%	40%		40%

Research and development expenses(2)	(497)	(7)	(504)	(421)	(12)	(433)
% of net sales	19%		19%	18%		19%

Selling, general and administrative expenses(3)	(306)	(10)	(316)	(283)	(10)	(293)
% of net sales	11%		12%	12%		13%

Other income and expenses(4)	(14)	0	(14)	(2)	(15)	(17)
Operating profit	85	(20)	65	216	(37)	179
% of net sales	3.2%		2.4%	9.3%		7.7%
Depreciation and amortization	(46)	(18)	(64)	(43)	(22)	(65)
EBITDA	161	(2)	159	259	(16)	243

(1)Amortization of inventory of EUR 2 million in Q1’15.

(2)Amortization of acquired intangible assets and other purchase price accounting related items of EUR 7 million in Q1’15 and EUR 12 million Q1’14.

(3)Amortization of acquired intangible asset of EUR 10 million in Q1’15 and EUR 10 million in Q1’14.

(4)Charges related to cost reduction and restructuring programs of EUR 15 million in Q1’14.

HERE (unaudited)

		Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
EUR million	Q1’15	Q1’15	Q1’15	Q1’14	Q1’14	Q1’14
Net sales(1)	261	0	261	209	0	209
Cost of sales(1)	(67)	0	(67)	(47)	(1)	(48)
Gross profit	194	0	194	162	(2)	160
% of net sales	74%		74%	78%		77%

Research and development expenses(2)	(128)	(1)	(129)	(117)	(4)	(121)
% of net sales	49%		49%	56%		58%

Selling, general and administrative expenses(3)	(48)	0	(48)	(37)	(3)	(40)
% of net sales	18%		18%	18%		19%

Other income and expenses(4)	0	(6)	(6)	1	(3)	(2)
Operating profit/(loss)	19	(8)	11	10	(13)	(3)
% of net sales	7.3%		4.2%	4.8%		(1.4)%
Depreciation and amortization	(12)	(1)	(13)	(12)	(3)	(15)
EBITDA	31	(6)	25	22	(10)	12

(1)Revenue deferrals and related costs of EUR 1 million in Q1’14.

(2)Transaction and other related costs of EUR 1 million in Q1’15 and EUR 4 million in Q1’14.

(3)Amortization of acquired intangible asset of EUR 3 million in Q1’14.

(4)Amortization of acquired intangible asset of EUR 6 million in Q1’15 and restructuring and associated charges of EUR 3 million in Q1’14.

NOKIA TECHNOLOGIES (unaudited)

		Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
EUR million	Q1’15	Q1’15	Q1’15	Q1’14	Q1’14	Q1’14
Net sales	266	0	266	131	0	131
Cost of sales	(2)	0	(2)	(2)	0	(2)
Gross profit	264	0	264	129	0	129
% of net sales	99%		99%	98%		98%

Research and development expenses(1)	(50)	(1)	(51)	(32)	(3)	(35)
% of net sales	19%		19%	24%		27%

Selling, general and administrative expenses(2)	(21)	(1)	(22)	(8)	(1)	(9)
% of net sales	8%		8%	6%		7%

Other income and expenses	1	0	1	(2)	0	(2)
Operating profit	193	(1)	192	86	(3)	83
% of net sales	72.6%		72.2%	65.6%		63.4%
Depreciation and amortization	(1)	0	(1)	0	0	0
EBITDA	195	(2)	193	86	(3)	83

(1)Transaction and other related costs of EUR 1 million in Q1’15 and EUR 3 million in Q1’14.

(2)Transaction and other related costs of EUR 1 million in Q1’15 and Q1’14.

GROUP COMMON FUNCTIONS (unaudited)

		Non-IFRS			Non-IFRS
	Non-IFRS	Exclusions	Reported	Non-IFRS	Exclusions	Reported
EUR million	Q1’15	Q1’15	Q1’15	Q1’14	Q1’14	Q1’14
Net sales	0	0	0	1	0	1
Cost of sales	0	0	0	0	0	0
Gross profit	0	0	0	1	0	1

Research and development expenses	0	0	0	0	0	0

Selling, general and administrative expenses(1)	(26)	1	(25)	(24)	(13)	(37)

Other income and expenses(2)	(6)	0	(6)	15	4	19
Operating loss	(32)	1	(31)	(8)	(9)	(17)

Depreciation and amortization	(2)	0	(2)	(1)	0	(1)
EBITDA	(41)	2	(39)	(7)	(10)	(17)

(1)Transaction and other related costs and cost reversals of EUR 1 million in Q1’15 and EUR 13 million in Q1’14.

(2)Transaction and other related cost reversals of EUR 4 million in Q1’14.

Segment information and eliminations, Continuing Operations (unaudited)

	Mobile Broadband	Global Services	Nokia Networks Other	Nokia Networks Total	HERE	Nokia Technologies	Group Common Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS(1)	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
EUR million	Q1’15	Q1’15	Q1’15	Q1’15	Q1’15	Q1’15	Q1’15	Q1’15	Q1’15	Q1’15	Q1’15
Net sales	1 381	1 291	1	2 673	261	266	0	(4)	3 196	0	3 196
Costs and expenses	(1 380)	(1 192)	(2)	(2 574)	(242)	(73)	(26)	4	(2 912)	(22)	(2 934)
Other income and expenses	(4)	(5)	(5)	(14)	0	1	(6)	0	(19)	(6)	(25)
Operating profit/(loss)	(3)	94	(6)	85	19	193	(32)	0	265	(28)	237
% of net sales	(0.2)%	7.3%	(600.0)%	3.2%	7.3%	72.6%	0.0%		8.3%		7.4%
Depreciation and amortization	(36)	(10)	0	(46)	(12)	(1)	(2)	0	(62)	(19)	(81)

	Mobile Broadband	Global Services	Nokia Networks Other	Nokia Networks Total	HERE	Nokia Technologies	Group Common Functions		Total	Exclusions	Nokia Continuing Operations
	Non-IFRS	Non-IFRS	Non-IFRS(1)	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Eliminations	Non-IFRS	Non-IFRS	Reported
EUR million	Q1’14	Q1’14	Q1’14	Q1’14	Q1’14	Q1’14	Q1’14	Q1’14	Q1’14	Q1’14	Q1’14
Net sales	1 250	1 069	9	2 328	209	131	0	(3)	2 664	0	2 664
Costs and expenses	(1 148)	(954)	(7)	(2 109)	(200)	(42)	(24)	5	(2 371)	(48)	(2 419)
Other income and expenses	1	0	(3)	(2)	1	(2)	15	0	11	(14)	(3)
Operating profit/(loss)	103	115	(1)	216	10	86	(8)	0	305	(63)	242
% of net sales	8.2%	10.8%	(11.1)%	9.3%	4.8%	65.6%	0.0%		11.4%		9.1%
Depreciation and amortization	(34)	(8)	0	(43)	(12)	0	(1)	0	(55)	(26)	(81)

(1)Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

NET SALES BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations, reported (unaudited)

			YoY		QoQ
EUR million	Q1’15	Q1’14	change	Q4’14	change	2014
Europe	986	845	17%	1 129	(13)%	3 885
Middle East & Africa	244	193	26%	366	(33)%	1 099
Greater China	369	294	26%	418	(12)%	1 410
Asia-Pacific	901	783	15%	939	(4)%	3 364
North America	482	327	47%	627	(23)%	1 920
Latin America	214	222	(4)%	321	(33)%	1 053
Total	3 196	2 664	20%	3 802	(16)%	12 732

PERSONNEL BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations (unaudited)

			YoY		QoQ
	March 31, 2015	March 31, 2014	change	December 31, 2014	change
Europe	24 007	21 890	10%	23 499	2%
Middle East & Africa	2 430	2 483	(2)%	2 434	0%
Greater China	9 429	7 982	18%	9 578	(2)%
Asia-Pacific	18 329	15 037	22%	17 351	6%
North America	5 632	4 816	17%	5 652	0%
Latin America	2 956	3 085	(4)%	3 142	(6)%
Total	62 783	55 293	14%	61 656	2%

PERSONNEL BY SEGMENT, NOKIA GROUP, Continuing operations (unaudited)

			YoY		QoQ
	March 31, 2015	March 31, 2014(1)	change	December 31, 2014(1)	change
Nokia Networks	55 315	48 137	15%	54 218	2%
HERE	6 301	5 936	6%	6 257	1%
Nokia Technologies	647	620	4%	592	9%
Group common functions	520	600	(13)%	589	(12)%
Total	62 783	55 293	14%	61 656	2%

(1) Personnel by segment for Group common functions on March 31, 2014 and December 31, 2014 have been restated to account for a transfer from Nokia Networks to Group common functions.

DISCONTINUED OPERATIONS

In September 2013, Nokia announced the sale of substantially all of its Devices & Services business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business, including those items outside of the final scope of the transaction. The sale was completed on April 25, 2014.

Results of discontinued operations, reported (unaudited)

EUR million	Q1’15	Q1’14	2014
Net sales	0	1 929	2 458
Cost of sales	(1)	(1 617)	(2 086)
Gross profit/(loss)	(2)	313	372
Research and development expenses	0	(270)	(354)
Selling, general and administrative expenses	(3)	(337)	(447)
Gain from the sale of Devices & Services business	0	0	3 175
Other income and expenses	6	(32)	(107)
Operating profit/(loss)	1	(326)	2 639
Financial income and expense, net(1)	0	9	(207)
Income tax(2)	(5)	(22)	(127)
Profit/(loss)	(3)	(339)	2 305
Depreciation and amortization	0	0	0

(1)Financial income and expenses in 2014 include exchange differences of EUR 212 million reclassified from other comprehensive income to profit and loss as a consequence of the disposal.

(2)Income taxes in 2014 include EUR 160 million of taxes resulting from the sale of the Devices & Services business.

Cash flows from / used in discontinued operations (unaudited)

	Reported	Reported	Reported
EUR million	Q1’15	Q1’14	2014
Net cash from/used in operating activities	10	(336)	(1 054)
Net cash from/used in investing activities	0	(33)	2 480
Net cash from/used in financing activities	0	(9)	(9)
Net cash flow	10	(378)	1 417

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

	Carrying amounts						Fair value(1)
At March 31, 2015, EUR million	Current available for sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	13	0	0	0	13	13
Available-for-sale investments, carried at fair value	0	727	0	0	0	727	727
Available-for-sale investments, carried at cost less impairment	0	288	0	0	0	288	288
Long-term loans receivable	0	0	0	37	0	37	32
Accounts receivable	0	0	0	3 583	0	3 583	3 583
Current portion of long-term loans receivable	0	0	0	1	0	1	1
Other current financial assets, derivatives	0	0	141	0	0	141	141
Other current financial assets, other	0	0	0	17	0	17	17
Investments at fair value through profit and loss, liquid assets	0	0	553	0	0	553	553
Available-for-sale investments, liquid assets carried at fair value	2 174	0	0	0	0	2 174	2 174
Available-for-sale investments, cash equivalents carried at fair value	2 008	0	0	0	0	2 008	2 008
Total financial assets	4 182	1 028	694	3 638	0	9 542	9 537
Long-term interest-bearing liabilities	0	0	0	0	2 753	2 753	4 452
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	90	90	90
Other financial liabilities, derivatives	0	0	169	0	0	169	169
Accounts payable	0	0	0	0	2 317	2 317	2 317
Total financial liabilities	0	0	169	0	5 161	5 330	7 029

Items included in the following table are measured at fair value on a recurring basis.

	Instruments with quoted prices in active markets	Valuation technique using observable data	Valuation technique using non-observable data
At March 31, 2015, EUR million	(Level 1)	(Level 2)	(Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	13	0	0	13
Available-for-sale investments, carried at fair value	1	15	711	727
Other current financial assets, derivatives	0	141	0	141
Investments at fair value through profit and loss, liquid assets	553	0	0	553
Available-for-sale investments, liquid assets carried at fair value	2 163	11	0	2 174
Available-for-sale investments, cash equivalents carried at fair value	2 008	0	0	2 008
Total assets	4 738	167	711	5 616
Other financial liabilities, derivatives	0	169	0	169
Total liabilities	0	169	0	169

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

	Carrying amounts						Fair value(1)
At December 31, 2014, EUR million	Current available for sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total	Total
Available-for-sale investments, publicly quoted equity shares	0	14	0	0	0	14	14
Available-for-sale investments, carried at fair value	0	571	0	0	0	571	571
Available-for-sale investments, carried at cost less impairment	0	244	0	0	0	244	244
Long-term loans receivable	0	0	0	34	0	34	28
Accounts receivable	0	0	0	3 429	0	3 429	3 429
Current portion of long-term loans receivable	0	0	0	1	0	1	1
Other current financial assets, derivatives	0	0	241	0	0	241	241
Other current financial assets, other	0	0	0	25	0	25	25
Investments at fair value through profit and loss, liquid assets	0	0	418	0	0	418	418
Available-for-sale investments, liquid assets carried at fair value	2 127	0	0	0	0	2 127	2 127
Available-for-sale investments, cash equivalents carried at fair value	2 644	0	0	0	0	2 644	2 644
Total financial assets	4 771	829	659	3 489	0	9 748	9 742
Long-term interest-bearing liabilities	0	0	0	0	2 576	2 576	4 058
Current portion of interest-bearing liabilities	0	0	0	0	1	1	1
Short-term borrowing	0	0	0	0	115	115	115
Other financial liabilities, derivatives	0	0	174	0	0	174	174
Accounts payable	0	0	0	0	2 313	2 313	2 313
Total financial liabilities	0	0	174	0	5 005	5 179	6 661

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair values of long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1). The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Items included in the following table are measured at fair value on a recurring basis.

At December 31, 2014, EUR million	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
Available-for-sale investments, publicly quoted equity shares	14	0	0	14
Available-for-sale investments, carried at fair value	1	13	557	571
Other current financial assets, derivatives	0	241	0	241
Investments at fair value through profit and loss, liquid assets	418	0	0	418
Available-for-sale investments, liquid assets carried at fair value	2 115	11	0	2 126
Available-for-sale investments, cash equivalents carried at fair value	2 644	0	0	2 644
Total assets	5 192	265	557	6 014
Other financial liabilities, derivatives	0	174	0	174
Total liabilities	0	174	0	174

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, reported (unaudited)

Level 3 investments mainly include a large number of unlisted equities and unlisted venture funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EUR million	Other available-for-sale investments carried at fair value
Balance at December 31, 2014	557
Total gains in income statement	(7)
Total gains recorded in other comprehensive income	123
Purchases	7
Sales	(2)
Translation differences	33
Balance at March 31, 2015	711

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net loss of EUR 5 million (net loss of EUR 2 million in 2014) related to level 3 financial instruments held at March 31, 2015, was included in the profit and loss during 2015.

PROVISIONS, NOKIA GROUP, Continuing operations, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation and IPR infringements	Material liability	Other	Total
At January 1, 2014	443	0	94	152	70	19	144	922
Translation differences	0	0	(1)	0	(1)	0	0	(2)
Reclassification(1)	14	0	0	0	(14)	0	1	1
Additional provisions	13	0	9	31	3	6	9	71
Changes in estimates	(10)	0	(2)	(13)	(1)	(5)	(5)	(36)
Charged to income statement	3	0	7	18	2	1	4	35
Utilized during period	(81)	0	(12)	(24)	(1)	(2)	(8)	(128)
At March 31, 2014	379	0	88	146	56	18	141	828

At January 1, 2015	247	137	117	107	68	24	173	873
Translation differences	2	3	3	0	(2)	0	11	17
Reclassification	(3)	0	0	0	3	0	2	2
Additional provisions	2	7	7	3	3	8	15	45
Changes in estimates	(4)	(1)	(5)	(8)	(1)	(3)	(6)	(28)
Charged to income statement	(2)	6	2	(5)	2	5	9	17
Utilized during period	(36)	(4)	(9)	(6)	(1)	(6)	(17)	(79)
At March 31, 2015	208	142	113	96	70	23	178	830

(1)EUR 14 million has been reclassified from litigation and IPR infringements to restructuring to better reflect the nature of these items.

COMMITMENTS AND CONTINGENCIES, Nokia Group (unaudited)

EUR million	March 31, 2015	March 31, 2014	December 31, 2014
Collateral for own commitments
Assets pledged	10	35	10
Contingent liabilities on behalf of Group companies
Other guarantees	705	693	673
Contingent liabilities on behalf of associated companies
Financial guarantees	15	16	13
Contingent liabilities on behalf of other companies
Financial guarantees	6	12	6
Other guarantees	167	174	165
Leasing obligations	613	517	542
Financing commitments
Customer finance commitments	175	17	155
Venture fund commitments	293	198	274

The amounts above represent the maximum principal amount of commitments and contingencies.

INTEREST-BEARING LIABILITIES, Nokia Group, Continuing operations (unaudited)

EUR million	Issuer/Borrower	Final Maturity	March 31, 2015	March 31, 2014	December 31, 2014
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	0	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	465	360	412
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	929	720	824
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750	750
Prepaid liabilities(1)	Nokia Corporation	April 2014	0	1 500	0
Prepaid liabilities(2)	Nokia Solutions and Networks Finance B.V. and Nokia Solutions and Networks Oy	June 2014	0	954	0
Differences between Bond nominal and carrying values(3)	Nokia Corporation		39	(168)	21
Other liabilities(4)	Nokia Corporation and various subsidiaries		161	168	185
Total			2 844	4 784	2 692

(1) On April 25, 2014 Nokia completed the sale of substantially all of its Devices & Services business to Microsoft and EUR 500 million 1.125% convertible bonds due September 2018, EUR 500 million 2.5% convertible bonds due September 2019 and EUR 500 million 3.625% convertible bonds due September 2020, all issued by Nokia Corporation to Microsoft, were repaid and netted against the deal proceeds by the amount of principal and accrued interest.

(2) On June 19, 2014 Nokia Solutions and Networks Finance B.V. redeemed the EUR 450 million 6.75% bonds due April 2018 and the EUR 350 million 7.125% bonds due April 2020. During the second quarter 2014 Nokia Solutions and Networks Finance B.V. prepaid the EUR 88 million Finnish Pension Loan due October 2015, the EUR 50 million R&D Loan from European Investment Bank, the EUR 16 million Loan from Nordic Investment Bank and cancelled the EUR 750 million Revolving Credit Facility due June 2015.

(3) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

(4) This line includes also EUR 1 million (EUR 25 million and EUR 8 million, March 31, 2014 and December 31, 2014 respectively) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia Solutions and Networks continues to perform services within a contractually defined scope for a specified timeframe.

Upon completion of the above redemptions and cancellations, Nokia Corporation is the issuer or borrower in all material Nokia Group borrowings. All of these borrowings are senior unsecured and have no financial covenants.

NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, reported (unaudited)

EUR million	Q1’15	Q1’14	2014
Adjustments for(1)
Depreciation and amortization	82	79	297
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	(2)	(18)	(56)
Income tax (benefit)/expense	61	80	(1 281)
Share of results of associated companies	(19)	0	12
Financial income and expenses	18	64	600
Transfer from hedging reserve to sales and cost of sales	19	(17)	(10)
Impairment charges	4	0	1 335
Gain on the Sale of the D&S Business	0	0	(3 386)
Asset retirements	1	1	8
Share-based payment	10	20	37
Restructuring related charges(2)	0	9	115
Other income and expenses	16	3	67
Total	190	221	(2 262)
Change in net working capital
(Increase)/decrease in short-term receivables	58	156	115
(Increase)/decrease in inventories	5	(143)	(462)
Increase/(decrease) in interest-free short-term liabilities	(157)	46	1 500
Total	(94)	59	1 153

(1) Adjustments for continuing and discontinued operations.

(2) The adjustments for restructuring-related charges represent the non-cash portion of the restructuring-related charges recognized in the consolidated income statement.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the outcome, transaction timeline and closing of the proposed combination of Nokia and Alcatel-Lucent pursuant to a memorandum of understanding (“MoU”) as announced on April 15, 2015 (“Proposed transaction”) and the ability of Nokia to integrate Alcatel-Lucent into Nokia operations (“Combined company”) and achieve the targeted benefits; B) satisfaction of conditions precedent including closing conditions related to the Proposed transaction in a timely manner, or at all, including obtaining required regulatory approvals, the confirmation and approval of our shareholders for the Proposed transaction and successfully completing tenders for the Alcatel-Lucent shares; C) expectations, plans or benefits related to Nokia’s strategies, including the review of strategic options for our HERE business; D) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business and operations of the Combined company; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations, including synergies related to the Proposed transaction, the target annual run rate of cost synergies for the Combined company and expected financial results of the Combined company; J) expectations and targets regarding collaboration and partnering arrangements, including the expected customer reach of the Combined company; K) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; L) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; and M) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. We describe the risks and uncertainties that affect the Nokia Group or are relevant to all Nokia businesses at the beginning of this section and provide towards the end information on additional risks that are primarily related to the individual Nokia businesses: Nokia Networks, HERE and Nokia Technologies. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) the inability to close the Proposed transaction in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Proposed transaction, or the occurrence of any event, change or other circumstance that could give rise to the termination of the MoU and successfully completing tenders for the Alcatel-Lucent shares; 2) the inability to achieve the targeted business and operational benefits from the Proposed transaction or disruption caused by the Proposed transaction, including inability to integrate Alcatel-Lucent into Nokia operations and any negative effect from the implementation of the Proposed combination or the announcement of the Proposed transaction for instance due to the loss of customers, loss of key executives or employees or reduced focus on day to day operations and business; 3) our ability to identify market trends and business opportunities to select and execute strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 4) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify or successfully pursue new business opportunities; 5) our dependence on general economic and market conditions, including the capacity for growth in internet and technology usage; 6) our exposure to regulatory, political or other developments in various countries or regions; 7) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) our ability to protect our intellectual property rights and defend against third-party infringements and claims that we have infringed third parties’ intellectual property rights, as well as increased licensing costs and restrictions on our ability to use certain technologies; 9) the potential complex tax issues, tax disputes and tax obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees, for instance due to possible disruption caused by the Proposed transaction; 11) the performance of the parties we partner and collaborate with, as well as that of our financial counterparties, and our ability to achieve successful collaboration or partnering arrangements, including any disruption from the Proposed transaction in obtaining or maintaining the contractual relationships; 12) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 13) the impact of unfavorable outcome of litigation, arbitration, contract-related disputes or allegations of health hazards associated with our businesses; 14) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 15) our ability to achieve targeted benefits from or successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, and manage unexpected liabilities related thereto; 16) our ability to manage our operating expenses and reach targeted results through efforts aimed at improving our financial performance, for instance through cost savings and other efforts aimed at increased competitiveness 17) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating; 18) Nokia Networks’ ability to execute its strategy or to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse needs of its customers in the mobile broadband infrastructure and related services market or to such technological developments; 19) Nokia Networks’ ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 20) Nokia Networks’ dependence on a limited number of customers and large multi-year agreements and adverse effects as a result of further operator consolidation; 21) Nokia Networks’ ability to manage our manufacturing, service creation and delivery, as well as our logistics efficiently and without interruption; 22) Nokia Networks’ dependence on a limited number of suppliers, who may fail to deliver sufficient quantities of fully functional products and components or deliver timely services meeting our customers’ needs; 23) adverse developments with respect to customer financing or extended payment terms Nokia Networks provides to customers; 24) adverse developments resulting from or in connection to the review of strategic options for our HERE business, including those related to a potential divestment of the HERE business; 25) the intense competition HERE faces and its ability to effectively and profitably invest in new competitive high-quality services and data and bring these to market in a timely manner or adjust its operations efficiently; 26) HERE’s dependence on the overall automotive market developments and customer business conditions; 27) HERE’s dependence, especially with respect to sales to the automotive industry, on a limited number of customers and large multi-year agreements; 28) Nokia Technologies’ ability to maintain its existing sources of intellectual property related revenue or establish new sources; 29) Nokia Technologies’ dependence on a limited number of key licensees that contribute proportionally significant patent licensing income, including the outcome of the binding arbitration with Samsung expected in 2015; 30) Nokia Technologies’ dependence on adequate regulatory protection for patented or other propriety technologies; and 31) Nokia Technologies’ ability to execute its plans through business areas such as technology licensing, licensing the Nokia brand and other business ventures including technology innovation and incubation; 32) and the impact on the Combined company (after giving effect to the Proposed transaction) of any of the foregoing risks or forward-looking statements, as well as the risk factors specified on pages 74 to 89 of Nokia’s latest annual report on Form 20-F under “Operating and Financial Review and Prospects—Risk factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia management, Espoo - April 29, 2015

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080

•             Nokia’s Annual General Meeting 2015 is scheduled to be held on May 5, 2015.

•             Nokia plans to publish its second quarter 2015 results on July 30, 2015.

Enclosures:

Nokia stock exchange release dated April 30, 2015:

•                  Interim Report for Q1 2015

Nokia Corporation Q1 2015 Interim Report (FULL REPORT ATTACHED TO THE STOCK EXCHANGE RELEASE)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal